

SECURITIE[S AND EXCHANGE COMM]ISSION

02004976

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SEC FILE NUMBER
8- 48553

FEB 28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMUNITY FINANCIAL CENTERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 SOUTH TAMIAMI TRAIL

(No. and Street)

VENICE	FL	34285
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM R. WHITE, JR. (941) 484-6120

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEEMER, PRICHER, KUEHNHACKL & HEIDBRINK, P.A.

(Name — *if individual, state last, first, middle name*)

1560 NORTH ORANGE AVENUE, SUITE 600	WINTER PARK,	FL	32789
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 04 2002

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **William R. White, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Community Financial Centers, Inc.**, as of **December 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



William R. White, Jr.
President


Jean I Mattes
My Commission CC807092
Expires February 7 2003



Notary Public

This report** contains (check all applicable boxes):

- X a. Facing Page.
- X b. Statement of Financial Condition.
- X c. Statement of Income (Loss).
- X d. Statement of Cash Flows.
- X e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X g. Computation of Net Capital.
- X h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X i. Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X j. A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ k. A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X l. An Oath or Affirmation.
- ☐ m. A copy of the SIPC Supplemental Report.
- ☐ n. A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X o. Independent Auditor's Report.
- X p. Independent Auditor's Report on Internal Control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***


FEB 2 8 2002

COMMUNITY FINANCIAL CENTERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

CONTENTS



BEEMER, PRICHER, KUEHNHACKL & HEIDBRINK, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS



1560 N. ORANGE AVENUE, SUITE 600, WINTER PARK, FLORIDA 32789-5540
(407) 998-9000 / FAX (407) 998-9010

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Community Financial Centers, Inc.

We have audited the accompanying statement of financial condition of Community Financial Centers, Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community Financial Centers, Inc. as of December 31, 2001, and the results of its operations and changes in liabilities subordinated to claims of general creditors and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the schedules on pages 12, 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Beemer, Pricher, Kuehnhackl & Heidbrink, P.A.

BEEMER, PRICHER, KUEHNHACKL AND HEIDBRINK, P.A.
Winter Park, Florida
January 30, 2002

COMMUNITY FINANCIAL CENTERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets:		
Cash and cash equivalents	$	45,580
Deposit with clearing agent		25,000
Commissions receivable		29,873
Other assets		620
Total assets	$	101,073

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable	$	12,640
Liabilities subordinated to claims of general creditors		50,000
Total liabilities		62,640
Stockholder's equity:		
Common stock, $.01 par value, 1,000,000 shares authorized, 300 shares issued and outstanding		3
Additional paid-in capital		75,027
Accumulated deficit		(36,597)
Total stockholder's equity		38,433
Total liabilities and stockholder's equity	$	101,073

See accompanying notes to financial statements.

COMMUNITY FINANCIAL CENTERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commission income	$ 347,786
Interest income	2,303
Other income	2,000
Total revenues	352,089
Expenses:	
Commissions	173,396
Management fees	162,047
Employee leasing fees	36,560
Cost of processing trades	10,952
Licenses and permits	5,899
Professional services	4,500
Interest expense	4,250
Office expense	3,113
Insurance	934
Dues and subscriptions	61
Total expenses	401,712
Net loss	$ (49,623)

See accompanying notes to financial statements.

COMMUNITY FINANCIAL CENTERS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Balance, December 31, 2000	$ 3	$ 75,027	$ 13,026	$ 88,056
Net loss	-	-	(49,623)	(49,623)
Balance, December 31, 2001	$ 3	$ 75,027	$ (36,597)	$ 38,433

See accompanying notes to financial statements.

COMMUNITY FINANCIAL CENTERS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated liabilities at January 1, 2001	$	50,000
Increases		-
Decreases		-
Subordinated liabilities at December 31, 2001	$	50,000

See accompanying notes to financial statements.

COMMUNITY FINANCIAL CENTERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(49,623)
Adjustments to reconcile net loss to net cash used for operating activities:		
Decrease in commissions receivable		15,206
Increase in other assets		(30)
Decrease in commissions payable		(8,444)
Net cash used for operating activities		(42,891)
Net decrease in cash and cash equivalents		(42,891)
Cash and cash equivalents at beginning of period		88,471
Cash and cash equivalents at end of period	$	45,580
Supplemental disclosure:		
Interest paid	$	4,250

See accompanying notes to financial statements.

COMMUNITY FINANCIAL CENTERS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

1 ORGANIZATION AND NATURE OF BUSINESS

Community Financial Centers, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida corporation and is a wholly-owned subsidiary of Community National Bank Corporation. As a broker-dealer, the Company maintains no accounts for customers and for the year ended December 31, 2001, cleared all stock exchange transactions through RBC Dain Correspondent Services, a division of RBC Dain Rauscher, Inc. In addition, the Company, under separate selling contracts, acts as a sales agent for various insurance and mutual fund companies and in this capacity earns commissions on transactions.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements include the accounts of the Company, which do not include any securities or other investments for clients, as the possession and control of such assets is handled through the clearing broker, RBC Dain Correspondent Services, or various other insurance and mutual fund companies. Commission income for securities traded through the clearing broker and investments sold through the Company and the related expenses are reported on a trade date basis.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income taxes

The Company has elected to be a qualified subchapter S subsidiary of its parent company, which has elected to be taxed under the S corporation provisions of the Internal Revenue Code. Taxable income of the Company is included with the parent company's taxable income and is passed through and taxed to the individual shareholders. Accordingly, no provision for income taxes has been recorded in the financial statements.

Liabilities subordinated to claims of general creditors

The borrowings under the subordination agreement at December 31, 2001 consist of the following:

8.5% subordinated note, due December 1, 2004	$ 50,000

The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

3 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

As of December 31, 2001, the Company had net capital of $87,813, which was in excess of its minimum required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1 at December 31, 2001.

4 RELATED PARTY TRANSACTIONS

The Company pays a management fee to Community Investment Centers, Inc. ("CICI"), a related corporation. This fee is intended to cover payroll costs, rent and utilities, repairs and maintenance, telephone, printing and reproduction, and use of furniture and equipment. For the year ended December 31, 2001, the management fee totaled $162,047.

As of December 31, 2001, the Company was indebted to its President for $50,000 relating to the subordinated loan executed by the President on behalf of the Company.

As of December 31, 2001, the Company had $2,419 on deposit at Community National Bank of Sarasota County, an affiliated entity.

5 COMMITMENTS AND CONTINGENCIES

In the normal course of conducting its business, the Company occasionally becomes party to various legal actions and proceedings. In the opinion of management, the ultimate resolution of such legal matters will not have a significant adverse effect on the accompanying financial statements.

COMMUNITY FINANCIAL CENTERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Net capital:	
Total stockholder's equity	$ 38,433
Deduct: unallowable equity	-
Add: subordinated liabilities, other deductions or allowable credits	50,000
Total capital	88,433
Deductions and/or charges:	
Non-allowable assets	(620)
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	87,813
Haircuts on securities positions (pursuant to Rule 15c3-1(f) where applicable)	-
Net capital	$ 87,813

RECONCILIATION WITH FORM X-17A-5, PART IIA, AS FILED:

No material difference exists between Form X-17A-5, Part IIA, as filed, and the net capital per the audited financial statements for the period ended December 31, 2001.

Total aggregate indebtedness	$ 12,640
Computation of net capital requirement:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 843
Minimum dollar net capital requirement	$ 50,000
Excess net capital	$ 37,813
Excess net capital at 1000%	$ 86,549
Ratio of aggregate indebtedness to net capital	0.14 to 1

COMMUNITY FINANCIAL CENTERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

The Company is exempt under subparagraph (k)(2)(ii) of Rule 15c3-3.

COMMUNITY FINANCIAL CENTERS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

The Company is exempt under subparagraph (k)(2)(ii) of Rule 15c3-3.



BEEMER, PRICHER, KUEHNHACKL & HEIDBRINK, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS



1560 N. ORANGE AVENUE, SUITE 600, WINTER PARK, FLORIDA 32789-5540
(407) 998-9000 / FAX (407) 998-9010

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors of
Community Financial Centers, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Community Financial Centers, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WWW.BPKHCPA.COM

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Beemer, Pricher, Kuehnhackl & Heidbrink, P.A.

BEEMER, PRICHER, KUEHNHACKL AND HEIDBRINK, P.A.
Winter Park, Florida
January 30, 2002